NO ACT

10
12-21-12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


13000129

DIVISION OF
CORPORATION FINANCE

January 10, 2013

Edna M. Chism
Entergy Services, Inc.
echism@entergy.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/10/13

Re: Entergy Corporation
Incoming letter dated December 21, 2012

Dear Ms. Chism:

This is in response to your letter dated December 21, 2012 concerning the shareholder proposal submitted to Entergy by the New York State Common Retirement Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Patrick Doherty
State of New York
Office of the State Comptroller
Pension Investments & Cash Management
633 Third Avenue – 31st Floor
New York, NY 10017

January 10, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Entergy Corporation
Incoming letter dated December 21, 2012

The proposal relates to nuclear power safety.

There appears to be some basis for your view that Entergy may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Entergy's request, documentary support evidencing that it satisfied the minimum ownership requirement as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Entergy omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Entergy relies.

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Entergy Services, Inc.
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161
Tel 504 576 4548
Fax 504 576 4150
echism@entergy.com

Edna M. Chism
Assistant General Counsel
Legal Services

December 21, 2012

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: Entergy Corporation – Shareholder Proposal submitted by New York State Office of the State Comptroller

Ladies and Gentlemen:

This letter is submitted by Entergy Corporation, a Delaware corporation ("Entergy" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Entergy's intention to exclude from its proxy materials for its 2013 Annual Meeting of Shareholders (the "2013 Annual Meeting" and such materials, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") submitted by the New York State Office of the State Comptroller on behalf of the New York State Common Retirement Fund (the "Proponent") on November 23, 2012. The Company intends to omit the Proposal from its 2013 Proxy Materials pursuant to Rules 14a-8(b) and 14a-8(f)(1) or, in the alternative, pursuant to Rule 14a-8(i)(7) of the Exchange Act and respectfully requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if Entergy excludes the Proposal from its 2013 Proxy Materials for the reasons detailed below.

Entergy intends to file its definitive proxy materials for the 2013 Annual Meeting on or about March 18, 2013. In accordance with *Staff Legal Bulletin 14D* ("SLB 14D"), this letter and its exhibits are being submitted via e-mail. A copy of this letter and its exhibits will also be sent to the Proponent. Pursuant to Rule 14a-8(k) and SLB 14D, the Company requests that the Proponent copy the undersigned on any correspondence that it elects to submit to the Staff in response to this letter.

The Proposal

The Proposal includes the following language:

"THEREFORE, be it resolved that shareholders request that Entergy's Board of Directors adopt and implement a policy to better manage the dangers that might

> arise from an accident or sabotage by minimizing the storage of waste in spent fuel pools and transferring such waste at the earliest safe time into dry cask storage, and report to shareholders on progress quarterly, at reasonable expense and excluding proprietary or confidential information."

A copy of the Proposal, including its supporting statement, is attached to this letter as Exhibit A. A copy of all correspondence between the Company and the Proponent is attached as Exhibit B.

Analysis

A. The Proposal May Be Excluded Pursuant to Rules 14a-8(b) and 14a-8(f).

Pursuant to Rules 14a-8(b) and 14a-8(f)(1), Entergy may exclude the Proposal from the 2013 Proxy Materials because the Proponent failed to prove its eligibility to submit the Proposal.

Rule 14a-8(f)(1) provides that a shareholder proposal may be excluded from a company's proxy materials if the proponent fails to meet the eligibility and procedural requirements of Rule 14a-8(a) through (d) after the company provides timely notice of the deficiency and the shareholder fails to correct the deficiency. In order to qualify to submit a proposal pursuant to Rule 14a-8(b), a shareholder must (i) have "continuously held at least $2,000 in market value, or 1%, of the company's securities" for at least one year by the date the proponent submits the proposal and (ii) "continue to hold those securities through the date of the meeting." *See* Rule 14a-8(b). A proponent has the burden to prove that it meets these requirements. The proponent may satisfy this burden in one of two ways. First, if the proponent is a registered holder of the company's securities, the company can verify eligibility on its own. Alternatively, if the proponent is not a registered holder and has not made a filing with the SEC pursuant to Rule 14a-8(b)(2)(ii), it must submit a "written statement from the 'record' holder of [its] securities (usually a broker or bank) verifying that, at the time [it] submitted [the] proposal, [the proponent] continuously held the securities for at least one year." In either case, the proponent must also include a "written statement that [it] intend[s] to continue to hold the securities through the date of the meeting of shareholders."

If a proponent fails to satisfy one of Rule 14a-8's procedural requirements, the company to which the proposal has been submitted may exclude the proposal, but only after the company has notified the proponent of the deficiency and the proponent has failed to correct it. According to Rule 14a-8(f)(l), within 14 days of receiving the proposal the company must notify the proponent in writing of any procedural or eligibility deficiencies and also provide the proponent with the time frame for the proponent's response. Then the proponent must respond to the company and correct any such deficiency within 14 days from the date the proponent received the company's notification.

In this case, the Proponent has not demonstrated that it meets the eligibility requirements set forth in Rule 14a-8(b), and consequently the Company may exclude the Proposal from its 2013 Proxy Materials. The Company received the Proposal on November 23, 2012 from the Proponent via UPS postmarked November 23, 2012 along with a cover letter dated November 22, 2012, a copy of which is included in Exhibit B. That letter did not meet the proof of eligibility standards set forth in Rule 14a-8(b) but rather simply stated that a letter "verifying the [Proponent's] ownership, continually for over a year, of Entergy Corporation shares, will follow." No other materials relating to eligibility were attached. After the Company reviewed its stock records and confirmed that the Proponent was not a registered holder of Company securities and had not made any of the filings contemplated by Rule 14a-8(b)(2)(ii), the Company sent a notice to the Proponent regarding the deficiency (the "Notice"). The Notice, a copy of which is included in Exhibit B, was sent to the Proponent by overnight delivery on November 28, 2012. Evidence of delivery to the Proponent on November 29, 2012 is also included in Exhibit B.

The Notice informed the Proponent that its letter was insufficient to meet the requirements of Rule 14a-8(b) and requested that it send the necessary evidence of its eligibility to submit the proposal within 14 days of receipt of the Notice. More specifically, it provided an explanation of the kind of statements necessary to meet the applicable proof of ownership requirements as well as detailed information regarding Rule 14a-8's "record" holder requirements, as clarified by *Staff Legal Bulletin 14F* ("SLB 14F") and *Staff Legal Bulletin 14G* ("SLB 14G"). Copies of Rule 14a-8, SLB 14F and SLB 14G were attached to the Notice.

On December 7, 2012, the Company received by facsimile a letter dated November 30, 2012 from J.P. Morgan Chase. The letter stated that the Proponent "has been a beneficial owner of *Entergy Services, Inc.* continuously for at least one year as of November 23, 2012 [emphasis added]." The Proposal, however, was not submitted to Entergy Services, Inc. but rather to Entergy Corporation for consideration by its stockholders at the next annual meeting. Entergy Services, Inc. is a wholly-owned subsidiary of Entergy Corporation and consequently is not subject to shareholder proposals pursuant to Rule 14a-8. When a company sends a deficiency notice to a proponent, as Entergy did on November 28, 2012, the stockholder's response must be sufficient in all respects; otherwise, the proposal may be excluded pursuant to Rule 14a-8(f). *See, e.g., Alcoa, Inc.* (February 18, 2009) (concurring in the exclusion of a proposal where the stockholder responded to a deficiency notice sent by the company but failed to meet all of the requirements of 14a-8(b)).

The Staff has long required the utmost precision in letters from brokers or banks when they provide proof of ownership of the requisite securities on behalf of proponents. Among other strictly enforced requirements, such letters must confirm both the correct name of the company in which ownership needs to be established and the correct name of the purported shareholder-proponent. *See, e.g., Aluminum Company of America* (March 27, 1987) (concurring in the exclusion of a proposal for failure to provide adequate proof of eligibility where the proponent's proof of ownership letter from its broker/bank identified ownership of securities in

"Alco. Std. Corp." but the relevant security would need to have been in "Alcoa or Aluminum Company of America"); *AT&T Corp.* (January 18, 2007) (concurring in the exclusion of a proposal pursuant to Rule 14a-8(b) where the proponent submitted a statement of ownership regarding shares in AT&T Corp. when in fact it held shares in AT&T Inc. pursuant to a merger completed less than one year prior to the date the proposal was submitted); *Coca-Cola Company* (February 4, 2008) (concurring in the exclusion of a proposal pursuant to Rule 14a-8(b) where the entity identified as the shareholder-proponent in the proof of ownership letter was Great Neck Capital Appreciation Investment Partnership, L.P., whereas the entity that submitted the proposal was Great Neck Capital Appreciation LTD Partnership). Simply put, by referring to ownership of stock in Entergy Services, Inc., a wholly-owned subsidiary of the Company, the Proponent's proof of ownership letter did not, and could not, sufficiently establish that it owned the requisite securities in Entergy Corporation, and therefore the Proponent has not met the minimum requirements for submitting a proposal established under Rule 14a-8(b).

The Staff has consistently taken the position that absent the necessary documentary support establishing the minimum and continuing ownership requirements under Rule 14a-8(b), a proposal may be excluded under Rule 14a-8(f). *See Verizon Communications, Inc.* (December 23, 2009) (permitting exclusion for the failure to demonstrate continuous ownership for a period of one year at the time the proposal was submitted). In this instance, insufficient documentary support relating to eligibility has been submitted by the Proponent. Thus, for the reasons stated above and in accordance with Rules 14a-8(b) and 14a-8(f), the Company intends to exclude the Proposal from its 2013 Proxy Materials.

B. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because it Deals With Matters Relating to the Company's Ordinary Business Operations.

In the alternative, and pursuant to Rule 14a-8(i)(7), Entergy may exclude the Proposal from the 2013 Proxy Materials because the Proposal deals with matters that relate to the ordinary business operations of the Company. Rule 14a-8(i)(7) allows the exclusion of a shareholder proposal that relates to a company's "ordinary business operations," an exclusion that is "rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998). Ordinary business problems are confined to management discretion because "it would be impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Id.* There are two considerations underlying the application of the ordinary business exclusion:

1. Are the actions sought in the proposal so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight?

2. Does the proposal seek to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment?

Id.

The Company recognizes, of course, that a proposal that *focuses* on an important policy concern may be ineligible for exclusion pursuant to Rule 14a-8(i)(7). While the Staff has found that some nuclear energy-related proposals do focus on an important policy issue, the mere fact that a proposal touches upon or is crafted in the context of an important policy issue does not mean the proposal is therefore non-excludable. Rather, the Staff looks to the underlying substance of the proposal, and if it does not focus on an important policy issue or if it focuses on ordinary business operations in addition to an important policy issue, as is the case here, Staff precedent indicates that the proposal is excludable. *See Dominion Resources, Inc.* (February 9, 2011) (concurring that a proposal requesting a new program regarding renewable power generation was excludable under Rule 14a-8(i)(7) even though it touched on the important policy issue of environmental protection because the underlying action requested implicated the products and services offered by the company, a matter of ordinary business). Whatever its general context, this Proposal at its core aims squarely at the two central types of ordinary business operations noted above: (1) the fundamental, day-to-day decision making of Company management about the type of technologies to use in its operations and the manner in which those technologies are deployed; and (2) a set of complex, data-driven decisions related to evolving principles of nuclear science and engineering that are not appropriately considered by shareholders at an annual shareholder meeting. As explained in further detail below, although the Proposal may have the veneer of simply requesting that the Company minimize operations perceived by the Proponent to pose a risk to public health, the effect of the Proposal focuses in large part on excludable ordinary business operations. Consequently, the entire Proposal may be omitted.

1. The Proposal Interferes with Day-to-Day Operations.

The effect of the Proposal is to dictate in a highly specific manner that the Company change the waste storage strategies currently employed by the Company and adopt a new and different technological approach by "transferring... waste at the earliest safe time into dry cask storage." As such, it seeks to have shareholders "decide how to solve... at an annual shareholders meeting" the day-to-day management issue of which technologies to use in the Company's operations. Any such decision about which technologies are appropriate for the specific day-to-day operations of its facilities should be subject to the discretion of the Company and its management, not subject to a one-time shareholder proposal.

Recognizing that this function is central to ordinary business operations, the Staff has long permitted exclusion of proposals on this basis pursuant to Rule 14a-8(i)(7). In *CSX Corp.* (January 24, 2011), the Staff concurred in the exclusion of a proposal that CSX develop a kit purported to allow the company to convert its locomotive fleet to a more efficient system. There, the Staff expressly stated, "[W]e note that the proposal related to the power conversion system used by CSX's locomotive fleet. Proposals that concern a company's choice of technologies for use in its operations are generally excludable under 14a-8(i)(7)." In *Applied Digital Solutions* (April 25, 2006), the proposal requested a report on harms related to the company's continued sale and use of radio frequency identification chips, and the Staff concurred with the exclusion of the proposal because the underlying subject matter of the proposal dealt with ordinary business operations, specifically technologies used in product development. Even when the underlying issue is something as important as energy efficiency or safety, the choices regarding the specific technological means by which a company addresses those concerns are reserved for management. *See, e.g., WPS Resources Corp.* (February 16, 2001) (concurring that a proposal was excludable as relating to ordinary business operations where it requested that the company develop and implement a plan to improve energy efficiency "by deploying small-scale cogeneration technologies," among other things); *Northern Santa Fe Corp.* (January 22, 1997) (concurring that a proposal requesting a report on the development of a railroad safety system different from what the company used at the time was excludable because the underlying subject matter concerned choices about the deployment of technology).

The *CSX Corp.*, *WPS Resources, Inc.* and *Northern Sante Fe Corp.* no-action letters cited above are particularly instructive because they each touched in some fashion on policy issues such as safety and energy use which in certain contexts are considered important policy concerns, but ultimately the Staff nevertheless agreed that the underlying actions sought by the proposals were in fact matters of ordinary business because they interfered with management choices regarding the specific technology the company would use to address the larger concern. Entergy employs experienced managers and scientists whose judgment, training, knowledge, skills and resources are necessary when making operational decisions about which technologies to deploy. The usurpation of this core management function is what is at issue in the Proposal, and therefore we think it clear that the Proposal fits squarely into the category of proposals described above, for which the Staff has permitted exclusion pursuant to Rule 14a-8(i)(7).

2. The Proposal Seeks to Micro-manage Complex Matters.

Attempting to direct a company about which technology to deploy in its day-to-day operations also implicates the Staff's second consideration in applying the ordinary business exclusion. In this case, the nature of the underlying action sought by the Proposal compounds the issue by also micro-managing a complex matter that shareholders are ill-positioned to make informed determinations on at an annual shareholder meeting. The Staff has repeatedly permitted companies to exclude proposals on this basis. For example, the Staff has concurred in the past that shareholder proposals cannot seek to micro-manage complex determinations about the hours of business. *See Wal-Mart Stores, Inc.* (March 23, 2001). Nor can they attempt to probe into detailed decisions that are fundamental to the model of the business. *See Bank of America Corp.* (February 27, 2008) (attempting to limit the bank's business dealings with persons who do not have social security numbers). Even proposals touching on issues such as environmental preservation and safety, which in certain contexts are considered important policy concerns, are excludable when the underlying substance becomes too complex for shareholder resolution. *See Duke Power Company* (March 7, 1988) (concurring with the exclusion of a proposal as relating to "ordinary business operations (i.e., compliance with governmental regulations relating to the environmental impact of power plant emissions)" where handling complex compliance issues had become a significant part of a company's ordinary business operations).

Like Wal-Mart's decision about hours of business or Bank of America's decision about who is creditworthy or Duke Power Company's decision about how to ensure it complies with a complex universe of government regulations, Entergy's decisions about the various methods it might employ for long and short-term nuclear waste storage are central to the highly specialized, industry-specific know-how, judgment and resources of its scientists and managers. Decisions about plant operations are subject to complex scientific and engineering principles, as well as a voluminous and highly technical regulatory regime. Such decisions are also made within a highly specific regulatory framework governed by the Nuclear Regulatory Commission. This regulatory framework provides additional assurance that spent nuclear fuel is handled in the most efficient way possible that also adequately considers public health and safety. The scientific, engineering and regulatory standards related to nuclear plant operations are constantly evolving, as is the underlying nuclear energy technology, and often there is no consensus among nuclear scientists and engineers about the adequacy or necessity of a specific approach. Such decisions require detailed and complex analysis by the Company's specialists, management, board, and regulators are wholly inappropriate for action by shareholders at an annual meeting. That the Proposal relates in a general way to nuclear power, a significant policy issue, does not override these basic concerns.

3. Because the Proposal Focuses on Both Important Policy Concerns and Matters of Ordinary Business, it May be Excluded.

We think it clear based on the above analysis that at least one of the essential elements of the Proposal focuses on certain ordinary business matters that, absent any concerns about important policy considerations, would warrant exclusion. When a proposal "appears to relate to both extraordinary transactions and non-extraordinary transactions, ...[the Staff] will not recommend enforcement action to the Commission if [a company] omits the proposal from its proxy materials." *See, e.g., Peregrine Pharmaceuticals Inc.* (July 31, 2007); *General Electric Company* (Feb. 3, 2005) (concurring that an entire proposal could be excluded under Rule 14a-8(i)(7) because it contained elements that addressed the basic management of the company's workforce, even though part of the proposal related to the important policy concern of outsourcing jobs); *Wal-Mart Stores, Inc.* (Mar 15, 1999) (concurring that a proposal was excludable where it requested a report regarding suppliers using unfair labor practices but also requested that the report address ordinary business matters).

As was the case in *Peregrine Pharmaceuticals*, *General Electric* and *Wal-Mart*, although the larger context of the Proposal may invoke an important policy concern (here, nuclear safety), what is truly at issue are matters that are of "ordinary business." The resolution itself prescribes that the manner in which the Company must manage its waste storage is by "transferring such waste... into dry cask storage." Directing a company in precisely the way it should manage such practices, make decisions about the reliability and feasibility of varying technologies, and select among alternative approaches to its waste storage practices is certainly an effort to manage an ordinary business matter. The nature of the underlying action sought by the Proposal also implicates the Staff's concerns about shareholders micro-managing matters too complex for resolution at an annual company meeting because of the evolving and highly technical scientific, engineering and regulatory standards involved.

Irrespective of the Proponent's intent or the context of nuclear safety, the central action sought by the Proposal is a matter of ordinary business operations. The Staff has consistently affirmed that such proposals focusing on both important policy concerns and matters of ordinary business may be excluded. Thus, for the reasons stated above and in accordance with Rule 14a-8(i)(7), the Company believes the Proposal may be excluded from its 2013 Proxy Materials.

Conclusion

Based on the foregoing, I respectfully request your concurrence that the Proposal may be excluded from Entergy's 2013 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact me at 504-576-4548.

Very truly yours,



Edna M. Chism

Attachments

cc: Patrick Doherty, Director – Corporate Controller,
New York State Office of the State Comptroller
Marcus V. Brown
Daniel T. Falstad

<u>Exhibit A</u>
Proponent's Submission

NUCLEAR POWER SAFETY

WHEREAS, Entergy Corporation currently owns and operates nine nuclear power plants in New York, Michigan, Mississippi, Massachusetts, Louisiana, Arkansas, and Vermont, and

WHEREAS, the increased density of spent fuel rods increases the possibility of a fire in a spent fuel pool in the case of a loss of cooling, and

WHEREAS, the National Academy of Science found that "dry cask storage has several potential safety and security advantages over pool storage" (National Academy of Sciences, National Research Council, Committee on the Safety and Security of Commercial Spent Nuclear Fuel Storage, Safety and Security of Commercial Spent Nuclear fuel Storage: Public Report, 2006), and

WHEREAS, the Union of Concerned Scientists recommends that companies operating nuclear plants transfer spent nuclear fuel from storage pools into dry casks once it has cooled (U.S. Nuclear Power after Fukushima: Common Sense Recommendations for Safety and Security, 2011), and

THEREFORE, be it resolved that shareholders request that Entergy's Board of Directors adopt and implement a policy to better manage the dangers that might arise from an accident or sabotage by minimizing the storage of waste in spent fuel pools and transferring such waste at the earliest safe time into dry cask storage, and report to shareholders on progress quarterly, at reasonable expense and excluding proprietary or confidential information.

Exhibit B

Correspondence

THOMAS P. DiNAPOLI
STATE COMPTROLLER


EXCELSIOR


NOV 26 2012
By

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

November 22, 2012

Robert D. Sloan
Executive Vice President, General Counsel and Secretary
Entergy Corporation
639 Loyola Avenue
New Orleans, Louisiana 70113

Dear Mr. Sloan:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform Entergy Corporation of his intention to offer the enclosed shareholder proposal on behalf of the Fund for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of Entergy Corporation shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures



Entergy Services, Inc.
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161
Tel 504 576 4548
Fax 504 576 4150
echism@entergy.com

November 28, 2012

Edna M. Chism
Assistant General Counsel
Legal Services

VIA UPS
Patrick Doherty
State of New York Office of the State Comptroller
633 Third Avenue – 31st Floor
New York, NY 10017
(212) 681-4823

Re: Shareholder Proposal for the 2013 Annual Meeting

Dear Mr. Doherty:

On November 23, 2012, Entergy Corporation (the "Company") received by mail your letter postmarked November 22, 2012. Included with the letter was a proposal (the "Proposal"), submitted by the Comptroller of the State of New York on behalf of the New York State Common Retirement Fund (the "Fund"), intended for inclusion in the Company's proxy materials (the "2013 Proxy Materials") for its 2013 Annual Meeting of Stockholders (the "2013 Annual Meeting").

As you may know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Rule 14a-8(b) establishes that, in order to be eligible to submit a proposal, a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. In addition, under Rule 14a-8(b), you must also provide a written statement that you intend to continue to own the required amount of securities through the date of the 2013 Annual Meeting. If Rule 14a-8(b)'s eligibility requirements are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

The Company's stock records do not indicate that the Fund has been a registered holder of the requisite amount of Company shares for at least one year. Under Rule 14a-8(b), the Fund must therefore prove its eligibility to submit a proposal in one of two ways: (1) by submitting to the Company a written statement from the "record" holder of the Fund's stock (usually a broker or bank) verifying that it has continuously held the requisite number of securities entitled to be voted on the Proposal for at least the one-year period prior to and including the date you submitted the Proposal on behalf of the Fund; or (2) by submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by the Fund with the Securities and Exchange Commission (the "SEC") that demonstrates its ownership of the requisite number of shares as of or before November 23, 2011 (i.e., the date that is one year prior to the date on which you submitted the Proposal to the Company), along with a written statement that (i) the Fund has owned such shares for the one-year period prior to the date of the statement and (ii) the Fund intends to continue ownership of the shares through the date of the 2013 Annual Meeting.

With respect to the first method of proving eligibility to submit a proposal as described in the preceding paragraph, please note that most large brokers and banks acting as "record" holders deposit the securities of their customers with the Depository Trust Company ("DTC"). The staff of the SEC's Division of Corporation Finance (the "Staff") in 2011 issued further guidance on its view of what types of brokers and banks should be considered "record" holders under Rule 14a-8(b). In *Staff Legal Bulletin No. 14F*

(October 18, 2011) ("SLB 14F"), the Staff stated, "[W]e will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as 'record' holders of securities that are deposited at DTC." The Staff has recently clarified, as stated in *Staff Legal Bulletin No. 14G* ("SLB 14G"), that a written statement establishing proof of ownership may also come from an affiliate of a DTC participant.

The Fund can confirm whether its broker or bank is a DTC participant or affiliate thereof by checking the DTC participant list, which is available on the DTC's website at www.dtcc.com. If the Fund's broker or bank is a DTC participant or an affiliate of a DTC participant, then it will need to submit a written statement from its broker or bank verifying that, as of the date its letter was submitted, it continuously held the requisite amount of securities for at least one year. If its broker or bank is not on the DTC participant list or is not an affiliate of a broker or bank on the DTC participant list, it will need to ask its broker or bank to identify the DTC participant through which its securities are held and have that DTC participant provide the verification detailed above. The Fund may also be able to identify this DTC participant or affiliate from its account statements because the clearing broker listed on its statement will generally be a DTC participant. If the DTC participant or affiliate knows the broker's holdings but does not know the Fund's holdings, the Fund can satisfy the requirements of Rule 14a-8 by submitting two proof of ownership statements verifying that, at the time its proposal was submitted, the required amount of securities was continuously held for at least one year: one statement from its broker confirming the Fund's ownership and one from the DTC participant confirming the broker's ownership.

The Fund has not yet submitted evidence establishing that it satisfies these eligibility requirements. Please note that if the Fund intends to submit such evidence, its response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date it receives this letter. For your reference, copies of Rule 14a-8, SLB 14F and SLB 14G are attached to this letter as Exhibit A, Exhibit B and Exhibit C, respectively.

You may provide this information verifying your ownership of Entergy common stock by emailing it to me at echism@entergy.com, faxing it to my attention at (504) 576-4150 or mailing it to me at:

Entergy Services, Inc.
639 Loyola Avenue
L-ENT-26B
New Orleans, Louisiana 70113

If you have any questions concerning the above, please do not hesitate to contact me at (504) 576-4548.

Very truly yours,



Edna M. Chism

Attachments
cc: Marcus V. Brown
Daniel T. Falstad

Exhibit A

Rule 14a-8

§ 240.14a-8 Shareholder proposals.



This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may

wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

<u>Exhibit B</u>

SLB 14F



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year - one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year <u>by the date you submit the proposal</u>" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

<u>Exhibit C</u>

SLB 14G



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Home | Previous Page Modified: 10/16/2012

J.P.Morgan

Peter Gibson

Vice President
Client Service
Worldwide Securities Services

November 30, 2012

Edna M. Chism
Assistant General Counsel
Entergy Services, Inc.
639 Loyola Avenue
L-ENT-26B
New Orleans, LA 70113

Dear Ms. Chism,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from J.P. Morgan Chase, that the New York State Common Retirement Fund has been a beneficial owner of Entergy Services, Inc. continuously for at least one year as of November 23, 2012.

Please note, that J.P. Morgan Chase, as custodian, for the New York State Common Retirement Fund, held a total of 789,228 shares of common stock as of November 23, 2012 and continues to hold shares in the company. The value of the ownership had a market value of at least $2,000.00 for at least twelve months prior to said date.

If there are any questions, please contact me or Miriam Awad at (732) 623-3332

Regards,



Peter Gibson

cc: Patrick Doherty – NYSCRF
George Wong - NYSCRF

4 New York Plaza 12th Floor, New York, NY 10004
Telephone: +1 212 623 0417 Facsimile: +1 212 623 0604 peter.gibson@jpmorgan.com
JPMorgan Chase Bank, N.A.